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Date 3 February 2004

04 FEB 23 AM 7:21

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP
Telephone 020 7528 6200
Fax 020 7528 6222
www.legalandgeneral.com

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49

04010045

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information persuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- Changes Announcement - 21 January 2004
- 2003 New Business Results - 26 January 2004

Please stamp and return the enclosed receipt copy letter.

Yours faithfully

P N Horsman
Head of Investor Relations

dlw 2/24

STOCK EXCHANGE ANNOUNCEMENT: BOARD CHANGES

04 FEB 23 AM 7:21

Legal & General Group Plc ("Group") today announces that, at the conclusion of its Annual General Meeting on 28 April 2004, Mr. Bernard Asher will retire as Vice Chairman and Senior Independent Director, Chairman of the Remuneration Committee and Non-Executive Director. Mr. Asher, aged 67, will have been a Non-Executive Director of the Group for six years, the last four years of which he has been Vice Chairman.

The Group Board has today resolved that Sir David Walker will be appointed Vice Chairman, Senior Independent Director and Chairman of the Remuneration Committee upon Mr. Asher's retirement. He is appointed as a member of the Remuneration Committee and will retire from the Audit Committee with immediate effect.

Chairman, Rob Margetts, commented that:

"Bernard has given tremendous service to the Board and its Committees during his time with the Group. We wish him well in his retirement. We are delighted that Sir David had agreed to take up this new responsibility."

Mr. James Strachan is appointed as a member of the Audit Committee and the Corporate Social Responsibility Committee with immediate effect. Mrs. Frances Heaton will step down from the Corporate Social Responsibility Committee in order to take up the post of Trustee of both the Legal & General Group U.K. Senior Pension Scheme and the Legal & General Group U.K. Pension and Assurance Fund. In both cases Mrs. Heaton will be filling the position vacated by Mr. Asher.

Contact:

Investors:	Peter Horsman, Head of Investor Relations	020 7528 6362
Media:	John Morgan, Head of Public Relations	020 7528 6213

Stock exchange/press release

26 January 2004

Legal & General Group Plc
2003 new business results

- **UK individual business continues to outperform market**
- **Further expansion of distribution**
- **Momentum maintained in institutional fund management new business**
- **A record £138bn of funds managed by Legal & General Group**

	12 months to 31/12/03	Increase/ decrease	3 months to 31/12/03	Increase/ decrease
New business APE*				
- UK individual business	**£696m**	**-6%**	**£166m**	**+6%**
- UK group business	**£98m**	**+32%**	**£20m**	**+5%**
UK total	**£794m**	**-2%**	**£186m**	**+6%**
Worldwide total	**£886m**	**-2%**	**£207m**	**+5%**
New institutional fund management	**£13.1bn**		**£3.0bn**	

* Annual Premium Equivalent (APE) is total new annual premiums + 10% of single premiums and includes ISA and unit trust sales.

David Prosser, Group Chief Executive, said: "Consumer savings in the UK were held back in the early part of 2003 by the volatility and decline in equity markets. Against this backdrop, Legal & General performed well, continuing profitably to build market share. In the second half of 2003, our core UK individual business returned to growth with new business increasing by 4% in the third quarter and by 6% in the fourth quarter.

Our institutional fund management business has maintained its impressive momentum, again averaging over £1bn of new funds each month during the year.

We believe 2004 will see further recovery in equity markets and it is this steady progress which will restore consumer confidence in savings products. In these conditions, we expect to benefit from our balanced distribution and product strengths by achieving further gains in market share."

UK business

Market conditions have been testing for the industry in 2003 but the success of our balanced distribution model and product range has allowed us to gain further market share in a year of continuing consolidation for the sector.

Individual

In the final quarter, individual new business at £166m APE was up 6% (2002: £157m), reflecting sales growth in most product areas. Over the year, resilient term assurance sales and further progress in individual annuity business partly offset the declines in annual premium pensions business and single premium bond sales. Overall, individual new business (including ISAs and unit trusts) was 6% lower at £696m APE (2002: £737m).

Life

Competitive products, coupled with efficient on-line processing and steadily extending distribution reach, have enabled us to build a leading position in the life protection market. As a consequence, annual premium sales increased to £149m (2002: £141m). 70% of term assurance applications are now submitted on-line.

Demand for single premium bonds grew with consumer confidence in the second half of the year but has yet to regain 2002 levels. Full year sales fell by 21% to £1,126m (2002: £1,431m) as growth in sales of unit linked bonds partly offset the decline in with-profits bond sales. In the final quarter, new single premiums were 7% lower at £337m (2002: £362m).

Pensions

Fourth quarter annual premium new business was 10% higher at £33m (2002: £30m) following the introduction of a new money purchase contract. However, over the year new annual premium business was lower at £114m (2002: £162m) following the initial population of Stakeholder schemes in 2002.

Increased individual annuity sales and a higher level of DSS rebates led to a 35% increase in single premium business over the year to £1,180m (2002: £876m). New single premiums in the fourth quarter were 20% ahead at £304m (2002: £253m).

ISAs and unit trusts

Our broad product range and distribution strengths sustained full year sales at £202m APE (2002: £203m) although the overall market was adversely impacted by equity market volatility in the early part of the year. Regular payment business for the full year was lower at £33m (2002: £51m) but single payment sales increased by 11% to £1,689m (2002: £1,522m). Single payment sales in the fourth quarter grew by 25% to £279m (2002: £223m).

Group

Group new business for the year increased by 32% to £98m APE (2002: £74m) as bulk purchase annuity business grew strongly. In the fourth quarter, new business was broadly similar at £20m APE (2002: £19m).

Annual premium business remained largely unchanged over the year at £38m (2002: £37m) as growth in group risk business was offset by a lower contribution from the maturing group pensions portfolio. Single premium business at £603m (2002: £373m) reflected particularly strong growth in bulk purchase annuity business. However, this business was impacted by the pattern of closures, so in the final quarter single premium new business was lower at £79m (2002: £111m). We have continued to win encouraging volumes of bulk purchase business in the small and mid-sized segment.

Distribution
Our value for money products, financial strength and broad distribution capability continued to attract new distribution partners in 2003, most notably Spicer Haart, Norwich & Peterborough Building Society, Chelsea Building Society and National Australia Bank. Since the end of 2003, Sainsbury's Bank have announced that they will offer Legal & General term assurance to the 11m customers who shop regularly in the group's supermarkets.

In addition to expanding our tied distribution, we have also focussed additional effort on the IFA market, which we believe offers further growth opportunities for Legal & General.

Looking ahead, we believe our strong brand and our operational and financial flexibility position us well to respond to further recovery in consumer demand. We also believe that the changes in products and distribution to be brought about by Government and regulatory initiatives will favour our business model.

Institutional fund management
Over the year, our institutional fund management business maintained its highly successful track record, winning new funds of £13.1bn (2002: £14.0bn). This result, which includes increased volumes of active bond business, has ensured our record of averaging over £1bn of new UK pension fund investment business per month has now extended over six years.

Group funds under management at the year end at £138bn were up 19% (2002: £116bn), reflecting both new business success and equity market recovery.

International business
In sterling terms, international new business was £92m APE (2002: £95m) with the contribution from the USA impacted by the weakness of the dollar reflected in the year end exchange rate of $1.79 (2002: $1.61).

In local currency terms, new business in the USA was 7% lower over the year at $86m APE (2002: $92m). Fourth quarter new business fell 17% to $20m APE (2002: $24m) as some competitors, moving away from savings related products, priced term assurance aggressively for a limited period. Legal & General America remains a top 10 provider in the term assurance market for upper income customers.

Our European businesses produced €61m APE, a 3% increase over the year (2002: €59m). In the Netherlands, where we have again been named Best Life Assurer, new business of €30m APE (2002: €29m) benefited from a strong contribution from term assurance. In France, new business (including unit trusts) was €31m APE (2002: €30m). Growth in life assurance, with group business growing strongly, more than offset lower unit trust sales where consumer confidence in equity based products has been slow to recover.

For further information contact:

Investors: Peter Horsman
Head of Investor Relations
020 7528 6362

Media: John Morgan
Head of Public Relations
020 7528 6213

Anthony Carlisle
Citigate Dewe Rogerson
020 7638 9571
07973 611888

Notes:

1. A copy of this announcement can be found in the shareholder section of our website at http://investor.legalandgeneral.com/releases.cfm

2. Financial Calendar:

2003 preliminary results	26 February 2004
2004 first quarter new business results and AGM	28 April 2004
2004 interim results and second quarter new business	29 July 2004
2004 third quarter new business results	20 October 2004

LEGAL & GENERAL GROUP PLC
UNAUDITED NEW BUSINESS PREMIUMS
YEAR ENDED 31 DECEMBER 2003

NEW UK BUSINESS

	Year ended 31 December 2003 £m	Year ended 31 December 2002 £m	increase/ (decrease) %	Three months to 31 December 2003 £m	Three months to 31 December 2002 £m	increase/ (decrease) %
INDIVIDUAL LIFE AND PENSIONS BUSINESS						
New annual premiums						
Life:						
- Mortgage related	103	96		25	23	
- Protection	46	45		10	11	
Pensions:						
- Individual pensions	114	162		33	30	
Total new annual premiums	263	303	-13	68	64	6
Single premiums						
Life:						
- With-profits	593	1,172		143	286	
- Other	533	259		194	76	
Pensions:						
- Individual pensions	274	283		57	69	
- Annuities - individual	727	434		202	134	
- DSS rebates	179	159		45	50	
Total single premiums	2,306	2,307	0	641	615	4
Individual life and pensions APE	494	534	-7	132	126	5

	Year ended 31 December 2003 £m	Year ended 31 December 2002 £m	increase/ (decrease) %	Three months to 31 December 2003 £m	Three months to 31 December 2002 £m	increase/ (decrease) %
ISAS, PEPS AND UNIT TRUSTS						
New annual premiums						
- ISAs/PEPs (excluding cash ISAs)	27	44		5	7	
- Unit trusts	6	7		1	2	
Total new annual premiums	33	51	-35	6	9	-33
Single premiums						
- ISAs/PEPs (excluding cash ISAs)	572	720		76	74	
- Unit trusts	1,117	802		203	149	
Total single premiums	1,689	1,522	11	279	223	25
ISAs, PEPs and unit trusts APE	202	203	0	34	31	10
Total individual business APE	696	737	-6	166	157	6

	Year ended 31 December 2003 £m	Year ended 31 December 2002 £m	increase/ (decrease) %	Three months to 31 December 2003 £m	Three months to 31 December 2002 £m	increase/ (decrease) %
GROUP LIFE AND PENSIONS BUSINESS						
New annual premiums						
- Group risk	34	30		10	6	
- Group pensions	4	7		2	2	
Total new annual premiums	38	37	3	12	8	50
Single premiums						
- Annuities - bulk purchase	598	307		83	97	
- Other group business	5	66		-4	14	
Total single premiums	603	373	62	79	111	-29
Group life and pensions APE	98	74	32	20	19	5
Total UK APE	794	811	-2	186	176	6
INSTITUTIONAL FUND MANAGEMENT						
UK Managed Funds						
- Pooled funds	11,066	12,359		2,739	3,187	
- Segregated funds	1,504	1,039		248	550	
	12,570	13,398		2,987	3,737	
UK Other	482	569		12	27	
	13,052	13,967	-7	2,999	3,764	-20

LEGAL & GENERAL GROUP PLC
UNAUDITED NEW BUSINESS PREMIUMS
YEAR ENDED 31 DECEMBER 2003

WORLDWIDE NEW BUSINESS

	Year ended 31 December 2003 £m	Year ended 31 December 2002 £m	increase/ (decrease) %	Three months to 31 December 2003 £m	Three months to 31 December 2002 £m	increase/ (decrease) %
Annual premiums						
Life and pensions:						
- Life	183	171		45	40	
- Pensions	118	169		35	32	
UK	301	340	-11	80	72	11
- USA	47	57		8	14	
- Netherlands	12	10		4	2	
- France	7	5		1	1	
Total life and pensions	367	412	-11	93	89	4
Retail investment business:						
- UK	33	51		6	9	
Total new annual premiums	400	463	-14	99	98	1
Single premiums						
Life and pensions:						
- Life	1,126	1,431		337	362	
- Pensions	1,783	1,249		383	364	
UK	2,909	2,680	9	720	726	-1
- USA	10	3		-1	1	
- Netherlands	96	87		29	20	
- France	124	111		39	28	
Total life and pensions	3,139	2,881	9	787	775	2
Retail investment business:						
- UK	1,689	1,522		279	223	
- France	25	32		7	9	
Total single premiums	4,853	4,435	9	1,073	1,007	7
Annual Premium Equivalent (APE)						
- UK life and pensions business	592	608		152	144	
- Overseas life and pensions business	89	92		20	22	
Total life and pensions business	681	700	-3	172	166	4
- UK retail investment business	202	203		34	31	
- Overseas retail investment business	3	3		1	1	
Total retail investment business	205	206	0	35	32	9
Worldwide APE	886	906	-2	207	198	5

LEGAL & GENERAL GROUP PLC
UNAUDITED NEW BUSINESS PREMIUMS
YEAR ENDED 31 DECEMBER 2003

OVERSEAS OPERATIONS
IN LOCAL CURRENCY

	Year ended 31 December 2003	2002	increase/ (decrease) %	Three months to 31 December 2003	2002	increase/ (decrease) %
USA ($m):						
New annual premiums	84	91		20	24	
Single premiums	18	5		0	2	
APE	86	92	-7	20	24	-17
Netherlands (€ m):						
New annual premiums	16	16		4	3	
Single premiums	136	133		40	27	
APE	30	29	3	9	6	50
France (€ m):						
New annual premiums	10	8		1	1	
Single premiums	176	170		55	37	
Unit trusts	36	49		10	13	
APE	31	30	3	7	6	17

UK INDIVIDUAL APE BY CHANNEL

Year ended 31 December 2003

	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	147	235	382	55
Business partnerships	121	131	252	36
Business partnerships direct	10	17	27	4
Direct	18	17	35	5
	296	400	696	100

Year ended 31 December 2002

	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	155	185	340	46
Business partnerships	155	147	302	41
Business partnerships direct	22	22	44	6
Direct	22	29	51	7
	354	383	737	100

Three months to 31 December 2003

	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	41	58	99	60
Business partnerships	29	31	60	36
Business partnerships direct	1	1	2	1
Direct	3	2	5	3
	74	92	166	100

Three months to 31 December 2002

	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	30	48	78	50
Business partnerships	39	30	69	44
Business partnerships direct	2	2	4	2
Direct	2	4	6	4
	73	84	157	100